GAMBRO

RECEIVED
2004 MAY 11 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024954

Stockholm, April 29, 2004

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 11 2004
THOMSON FINANCIAL

Very truly yours,

For and on behalf of
Gambro AB

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

5/11

Encl.:
Press Release April 23, 2004 Three month report January-March 2004
Press Release April 29, 2004 Gambro BCT purchases UK sterile solutions manufacturer

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,850 patients in more than 700 clinics worldwide.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden

GAMBRO®

File No 82-34731

REPORT
April 23, 2004

Three month report January-March 2004

- **Revenues up 8% currency adjusted**, good growth in all business areas
- **EBITDA margin at 16.3% (17.0%)**, 17.9% excl. costs related to plant closures
- **Earnings before tax margin at 5.1% (5.6%)**, 6.7% excl. costs related to plant closures
- **Operating cash flow at MSEK 100 (281)**, incl. negative currency effects of MSEK 254
- **Earnings per share at SEK 0.26 (0.40)**, SEK 0.51 excl costs related to plant closures

MSEK	Q1			Currency
	2004	2003	*Nominal*	*adjusted*
Revenues	6,365	6,509	*-2%*	*+8%*
EBITDA	1,037	1,106	*-6%*	*+2%*
EBITDA margin	16.3%	17.0%		
EBIT	374	420	*-11%*	*-3%*
EBT	326	363	*-10%*	
Net income	88	138	*-36%*	
Earnings per share, SEK	0.26	0.40	*-36%*	
Earnings per share, excl goodwill amortization, SEK	0.86	1.11	*-23%*	
Operating cash flow	100	281	*-64%*	

First quarter highlights:

- **Revenues** for Gambro BCT reached 12% currency adjusted growth. Revenues for Gambro Healthcare were up 9% currency adjusted, including USD 278 in revenue per treatment in the U.S. (2003 Q4: 268). Gambro Renal Products revenues increased 5% currency adjusted. All business areas posted a growth at the high end or above outlook for 2004.
- **EBITDA margin** for the group at 16.3% (17.0%), including improvements in Gambro Healthcare at 15.9% (15.5%) and Gambro BCT at 34.6% (24.7%). Gambro Renal Products posted a lower margin at 14.9% (19.1%), excluding MSEK 101 in costs related to the previously announced closure of dialyzer plants the margin was 19.0%. Excluding these costs, the Gambro group margin improved to 17.9%.
- **Net debt** was reduced by MSEK 14 from the fourth quarter 2003, although negatively impacted by MSEK 488 in currency effects. Net debt March 31, 2004 at MSEK 5,787 (MSEK 8,006). Net debt for the Gambro Group now reduced twelve quarters in a row.

"Gambro is focusing on profitable growth. We are now seeing results from that strategy; favorable growth and some momentum in the earnings trend, excluding cost related to performance improvement activities within Gambro Renal Products. These activities should show results in the latter part of the year. Gambro BCT experienced another strong quarter and has now become a substantial part of the group, especially earnings wise" said Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden

GAMBRO®

April 23, 2004

Key data

MSEK	Q1 2004	Q1 2003	April 2003-March 2004	Full year 2003
Revenues	6,365	6,509	25,989	26,133
Operating earnings before depr. (EBITDA)	1,037	1,106	4,265	4,334
EBITDA margin	*16.3%*	*17.0%*	*16.4%*	*16.6%*
Operating earnings (EBIT)	374	420	1,535	1,581
EBIT margin	*5.9%*	*6.4%*	*5.9%*	*6.0%*
Earnings before tax (EBT)	326	363	1,493	1,530
Earnings per share excl nonrecurring, SEK	0.26	0.40	1.39	1.53
Earnings per share (EPS), SEK	0.26	0.40	3.98	4.13
Operating cash flow [1)]	100	281	1,573	1,754
Net debt	5,787	8,006	5,787	5,801

1) Cash flow before acquisitions, divestitures and taxes

Revenues by market

MSEK	Q1 2004	Q1 2003	Nominal	Currency adj.	Full year 2003
Europe, Africa and Middle East	1,998	1,922	*+4%*	*+4%*	7,852
United States	3,868	4,102	*-6%*	*+10%*	16,218
Asia, rest of the world	499	485	*+3%*	*+9%*	2,063
Total	6,365	6,509	*-2%*	*+8%*	26,133

FIRST QUARTER 2004 (* =currency adjusted)

Revenues for the quarter showed a growth of 8%*. Revenue development was strong in the U.S. +10%*, driven by the favorable development for Gambro Healthcare and Gambro BCT. Europe, Africa and Middle East posted a growth of 4%*. Revenues in Asia and the rest of the world increased by 9%*.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 16.3% (17.0%). The Group margin includes significantly higher margins for Gambro Healthcare and Gambro BCT than in the first quarter 2003. Gambro Renal Products recorded a lower margin, due to MSEK 101 in one-off costs related to the initiated closure of two non-synthetic dialyzer plants, announced in January 2004. Excluding these costs, the Gambro group margin improved to 17.9%.

EBIT (Earnings before interest and taxes) for the group was reduced by 11% (-3%*) to MSEK 374 (420). The earnings included somewhat lower amortizations but higher depreciations, generated from new investments. The EBIT margin reached 5.9% (6.4%). Excluding the above mentioned one-off costs, the Gambro EBIT margin improved to 7.5%.

The **financial net** was improved from first quarter last year to MSEK -48 (-57), as a result of lower U.S. dollar interest rates, reduced net debt and currency effects.

Earnings before tax (EBT) was lower in the quarter at MSEK 326 (363). The EBT margin reached 5.1% (5.6%), excluding the above mentioned one-off costs the margin improved to 6.7%.

Financial position

MSEK	Q1 2004	Q1 2003	Full year 2003
Net debt[1], closing balance	5,787	8,006	5,801
Financial net	-48	-57	-51
of which interest net	-46	-64	-212
Average interest rate	3.1%	3.3%	3.8%[2]

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

2) Excluding one-off items.

Net debt was reduced by MSEK 2,219 compared to end of March 2003, including a reduction by MSEK 14 from the end of 2003. The reduction in the first quarter 2004 was negatively impacted by MSEK 488 in currency effects.

Operating cash flow

MSEK	Q1 2004	Q1 2003	Full year 2003
Earnings before taxes, excl. associated companies	326	363	1,526
Depreciation and amortization	663	686	2,753
Change in operating working capital[1]	-552	-320	-266
Capital expenditure, net	-337	-448	-2,259[2]
Operating cash flow	**100**	**281**	**1,754**
Of which currency effects in operating cash flow	-254	71	633

1) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.
2) Includes MSEK 239 in a reclassification from operating leases to financial leases.

The Gambro group experienced a positive **operating cash flow**. The somewhat lower cash flow versus last year is explained by negative currency effects. Excluding currency effects in both periods the operating cash flow reached MSEK 354 the first quarter of 2004, compared to MSEK 210 last year.

COMPANY OBJECTIVES FOR 2004

Gambro reconfirms the overall objectives for the year 2004: The company is expecting a currency adjusted revenue growth in the range of 6-8% and a growth in earnings and operating cash flow in excess of revenue growth. **Gambro Healthcare's** objective is to reach a revenue growth in the range of 6-8%, with operating earnings growing at a slightly higher rate than revenues. **Gambro Renal Products**' objective is to achieve a revenue growth in the range of 3-5%. Operating earnings will be negatively impacted by the ongoing improvement program short-term, while the benefits of the program will come late in 2004 and thereafter. **Gambro BCT's** objective is to reach a revenue growth of about 8 in 2004, while protecting operating margins.

GAMBRO

April 23, 2004

GAMBRO HEALTHCARE

MSEK	Q1 2004	Q1 2003	Nominal	Currency adjusted
Revenues	3,747	3,942[1]	*-5%*	*+9%*
U.S.	3,351	3,576[1]	*-6%*	*+9%*
Rest of the world	396	366	*+8%*	*+10%*
EBITDA	597	611	*-2%*	*+12%*
EBITDA margin	15.9%	15.5%		
EBIT	232	218	*+6%*	*+23%*
EBIT margin	6.2%	5.5%		

1) Including reversal of MSEK 21 in accounts receivable reserves and MSEK 20 in laboratory revenues from previous periods.

	March 31 2004	March 31 2003	March 31, 2004 vs. March 31, 2003	March 31, 2004 vs. Dec 31, 2003
Total number of clinics	**708**	**701**	**+7**	**+4**
U.S.	566	557	+9	+4[1]
Rest of the world	142	144	-2	0[2]
Total number of patients	**55,100**	**54,340**	**+760**	**+250**
U.S.	43,500	43,240	+260	+150
Rest of the world	11,600	11,100	+500	+100

1) During the first quarter 5 new clinics were opened and 1 clinic was closed.
2) During the first quarter 1 new clinic was acquired and 1 clinic was closed.

	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
Total number of treatments in consolidated clinics ('000)				1,995	2,028	2,014	1,985	1,905
U.S.				1,638	1,667	1,661	1,641	1,594
Rest of the world				357	361	353	344	311
Number of dialysis days	79	79	78	78	79	79	78	77
Revenue per treatment, U.S. (USD)				278	268[1]	269[2]	261[2]	261[2]
of which is lab services				11	11	12	10	11

1) Excluding reversal of MSEK 53 in accounts receivable reserves
2) Excluding reversal of MSEK 21 in accounts receivable reserves in each quarter Q1, Q2, and Q3 2003

Revenues showed a growth of 9% currency adjusted, -5% in nominal terms, including good growth for Gambro Healthcare in the U.S. as well as for the clinic business in the rest of the world.

Operating earnings margin (EBITDA) was higher at 15.9% compared to 15.5% in the first quarter of 2003, despite out of period revenues favorably impacting the 2003 results. The improved margin was driven primarily by the higher revenue per treatment.

In comparison with the fourth quarter of 2003, the first quarter this year included one treatment day less. On the cost side the business area recognized somewhat higher labor costs per treatment (due primarily to normal seasonality) in the U.S. and certain inventory obsolescence recorded in the first quarter.

GAMBRO

April 23, 2004

Gambro Healthcare US first quarter 2004

Revenue per treatment in the U.S. was USD 278, a USD 17 increase from the first quarter of 2003. The strong performance is mainly due to increases in pharmacy items administered, a non-governmental retail price increase which was effective January 1, 2004 and favorable growth in the number of acute treatments performed.

Gambro Healthcare US experienced an organic revenue growth, including same store treatment growth of about 2% for the quarter. The somewhat lower treatment growth is a result of the business area's strategy to focus on selected growth, with emphasis on more profitable opportunities. While in center treatment growth has been somewhat low, acute treatments are continuing to show strong growth.

During the fourth quarter of 2003 Gambro Healthcare US underwent a change in the organization in order to achieve operational efficiencies and focus on improving patient outcomes and quality. To accomplish this goal the company has added 40 Directors of Outcomes who are primarily responsible for monitoring patient outcomes and quality measures. The Directors of Outcomes utilize internal quality benchmarks, as well as, patient scorecards to continuously monitor individual patient statistics and dialysis quality standards.

Subpoena

Gambro Healthcare has continued to provide responsive documentary submissions to the US Department of Justice and to facilitate voluntary Department interviews with certain individuals. Preliminary discussions with the US Department of Justice concerning a possible resolution of this matter are ongoing, but Gambro cannot predict whether or when a settlement will be reached or the terms of any such settlement. Depending on the results of its investigation and the resolution discussions, the US government could invoke, or a settlement could involve, material monetary penalties and various other remedies. The subpoena served on Gambro has necessitated a process that has been and is expected to continue to be expensive to pursue. MSEK 16 (14) in legal fees and other costs of collecting the information requested in the subpoena were recorded in the first quarter 2004 (in "Other"). The legal fees for 2004 are expected to be in the same range of the 2003 level (January-December 2003 MSEK 56), but could vary.

Gambro Healthcare International (non-U.S.) first quarter 2004

Gambro Healthcare International experienced a good organic revenue growth, including same store treatment growth of 7% for the first quarter 2004. The business segment has recognized reimbursement increases in some markets, like Portugal and Turkey.

Continued focus has been on portfolio management and a number of measures have been taken to stabilize and improve the performance, including collection of accounts receivable in certain markets. The business has started to gain momentum and the earnings trend is now positive, with profitability well in line with Gambro Healthcare US.

During the quarter new country managers have been appointed in Italy and the U.K.

GAMBRO®

April 23, 2004

GAMBRO RENAL PRODUCTS

MSEK	Q1 2004	2003	Nominal	Currency adjusted
Revenues	2,448	2,435	*+1%*	*+5%*
- of which is intra-group	287	317	*-9%*	*+2%*
EBITDA	364	465	*-22%*	*-21%*
EBITDA margin	14.9%	19.1%		
EBIT	114	224	*-49%*	*-49%*
EBIT margin	4.7%	9.2%		

Gambro Renal Products first quarter 2004

Revenues showed a growth of 5% currency adjusted, +1% in nominal terms, including firm growth for synthetic dialyzers as well as for renal intensive care products. The sales trend was favorable in most markets except Germany and Japan. Especially good growth was posted in the U.K., U.S., Canada, Benelux, Russia and China. Worth mentioning in the quarter is a major contract of AK 95S for home HD received in Canada and a renewed long term contract with one of the largest private dialysis care companies in Moscow, Russia. The clinic will be equipped with new dialysis machines and continue to use disposables from Gambro.

Internal sales showed a currency adjusted growth of 2%, -9% in nominal terms, compared to the first quarter last year.

Operating earnings margin (EBITDA) for Gambro Renal Products was lower at 14.9% compared to 19.1% first quarter last year. The reduced margin is partly due to currency effects. As hedges are renewed over time, the weaker USD has gradually affected the margins. This had a negative impact of 1-2 percentage points on Gambro Renal Products' EBITDA.

In addition the earnings were affected by the previously announced closure of the non-synthetic dialyzer plants in Dransfeld, Germany and Koga, Japan. The closure of the plants is a further strategic step to focus on synthetic dialyzers. The plants will be closed by the end of June 2004. In January, when the closure was announced, Gambro estimated the total related costs to about MSEK 190. MSEK 72 of the cost was recognized in the fourth quarter 2003. The remaining costs (severance) were recognized by MSEK 101 in the first quarter 2004. Excluding these one-off costs the EBITDA margin for Gambro Renal Products reached 19.0%, with a favorable product mix affecting the underlying margin positively.

During the first quarter Gambro inaugurated its enlarged factory in Daytona Beach, Florida. The size of the facility was doubled in order to produce Renal Intensive Care Solutions for Gambro's PRISMA product line. The facility means that Gambro now is able to offer its U.S. customers the complete Renal Intensive Care package: machine, disposables and solutions.

Several actions will be taken from now until the end of 2005 to further improve operations in the DryCart production in Lund in the quest for operational excellence. The actions are about further automation of the production processes, focusing all DryCart production in one factory, increasing productivity, cutting lead time, standardizing work methods and tools and reviewing administrative functions.

GAMBRO

April 23, 2004

GAMBRO BCT

MSEK	Q1 2004	2003	*Nominal*	*Currency adjusted*
Revenues	457	449	*+2%*	*+12%*
EBITDA	158	111	*+42%*	*+60%*
EBITDA margin	34.6%	24.7%		
EBIT	115	64	*+80%*	*+100%*
EBIT margin	25.1%	14.3%		
Navigant Biotechnologies expenses	12	38		

Gambro BCT first quarter 2004

Revenues were strong in the quarter; reaching 12% currency adjusted growth (+2% in nominal terms) and thereby outperformed market growth in most markets. Disposable unit volume sales to blood bank customers showed good growth, with the Trima System as well as the newly launched Trima Accel gaining good acceptance around the world. The conversion to higher value Trima Accel products is also driving growth.

Revenue growth in the main market; U.S. continues to be strong. The strongest growth in the quarter was realized in Americas (excl U.S.) and Asia. Continued efforts on the Japanese markets and the Japanese Red Cross's approval of the Trima Accel system late 2003 are delivering good results. Favorable growth was also recognized in the U.K., the Nordic region, Italy, Korea and Canada.

In the US, the American Association of Blood Banks' requirement for 100% bacterial testing of all platelet products went into effect March 1, 2004. These rigorous testing standards require increased quarantine periods for platelets before release for transfusion. This may result in increased outdating rates, adding cost and affecting platelet availability. The blood centers must maximize the ability of every eligible donor to donate the specific multiple blood components required. A valuable support in this process is Trima Accel, which enables blood centers to collect multiple component combinations of leukoreduced platelets, plasma and red blood cells, including double red cells, from a single donor, in a single donation.

Earnings before depreciation and amortization (EBITDA) for Gambro BCT increased by 42%, while the EBITDA margin reached 34.6% compared to 24.7% last year. The improvement is partly explained by lower expenses related to the Pathogen Reduction Technology project and partly due to a favorable product mix, which improved the gross margins and contributed to the profitability increase.

Navigant Biotechnologies Inc. (Navigant)

In February of this year Gambro BCT announced that Navigant is focusing its Pathogen Reduction Technology for application to platelets and red blood cells. Based on progress and evaluation of the technology, market conditions and external funding opportunities, the development focus for 2004 will be on the programs most likely to support Gambro BCT for specified products and geographical markets. Current plans are to introduce the platelets product initially in Europe. Additionally, Navigant will continue pursuing development of its red cells product. During the quarter clinical trials, to determine the recovery and survival of platelets treated with Navigant's technology, continued with final results expected during the second quarter. In the first quarter 2004 MSEK 12 (38) was invested in the technology. For the full year the company expects to spend about MUSD 10 (MSEK 75). The company

GAMBRO®

April 23, 2004

INVESTMENTS

MSEK	Q1 2004	Q1 2003	Full year 2003
Gambro Healthcare	104	147	973 2)
Gambro Renal Products	187	265	1,115
Gambro BCT	57	58	282
Total investments excluding acquisitions 1)	348	470	2,370
Acquisitions	8	53	66
Total investments gross	356	523	2,436
Less: Disposals	-12	-22	-180
Total investment activities	344	501	2,256
1) Of which is capitalized development expenditures	32	26	134

2) Includes a reclassification from operating leases to financial leases, MSEK 239.

Gambro Renal Products' investments largely refer to new production capacity for synthetic dialyzers in Germany and solutions in the U.S. The extended dialyzer production is expected to be ready and gradually ramped up from 2005, up to an additional capacity of 5 million dialyzers. The solution production in the U.S. is gradually being ramped up as from February 2004. Gambro Healthcare's investments largely refer to capacity expansions in existing and new clinics.

PERSONNEL

The number of Gambro employees decreased by 59 during the first quarter. By the end of the period, the total number of employees amounted to 21,134 (21,300).

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 209 (88) for the first quarter 2004. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 286 (243).

OTHER

Contingent assets and liabilities

The contingent liabilities and contingent assets of the Group have not significantly changed since year-end 2003.

AFTER THE BALANCE SHEET DATE

At the Gambro Annual General Meeting on April 13, 2004 the proposal to authorize the Board to decide on the purchase and sale of the Company's own shares was approved. In short this includes authority for the Board to decide on acquisitions of own shares over the stock exchange or by public offer as well as on sales in relation to business acquisitions.

The Annual General Meeting approved the decision by the Board of Directors regarding the size of and the main principles for Gambro's employee stock option program for 2004 as well as two share programs for 2004, i.e. restricted shares and performance shares.

Stockholm, April 23, 2004

Sören Mellstig

GAMBRO®

April 23, 2004

This report has not been subject to examination by the Company's auditors.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Karin Avasalu, VP, Corporate Communications, tel. +46 8 613 65 99, +46 70 513 65 99
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its first quarter results today, April 23 at 16:00 Central European time. +44 (0)20 7162 0188 (if calling from Europe), +1 334 323 6203 (if calling from the US). Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

CALENDAR 2004

July 21	Six-month report, January-June 2004
Oct. 21	Nine-month report, January-September 2004

ACCOUNTING PRINCIPLES

The Gambro group applies the recommendations issued by the Swedish Financial Accounting Standards Council and statements issued by their Emerging Issues Task Force.

From January 1, 2004, one new recommendation is applied in the consolidated financial statements; RR 29 Employee Benefits. It is disclosed in the Gambro Annual Report 2003, page 45. In the first quarter the one-off effect of MSEK 19; a result of the new accounting principle, was reported directly under equity in accordance with the recommendation's transition rules and RR 5 Reporting of Change of Accounting Principles. The application of the recommendation does not make a material change of the results. In accordance with the transition rules, the comparative figures has not been recalculated. The plan assets are now included in the net debt definition, which has a positive effect of MSEK 66 on net debt per January 1, 2004.

As from 2005 the Company will be reporting in accordance with International Financial Reporting Standards (IFRS, formerly IAS). Therefore the annual report for 2004 will be the final financial statement prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. In the interim report for the first quarter of 2005 and in the annual report for 2005, the balance sheet and income statement for 2004 will be reconciled in accordance with IFRS and the Company's current accounting principles.

The Company is presently looking over reporting routines in order to collect the data needed for the IFRS accounting. During 2004 the Company will also gather information to be used for comparative figures in interim reports and the annual report for 2005. Introductory training of the employees involved has started and will be completed on an on-going basis throughout 2004. The company also intends to provide further information to the stock market and analysts during the last quarter of 2004 as to the effects on the Company's accounting once the IFRS recommendations are introduced.

GAMBRO®

April 23, 2004

GAMBRO GROUP INCOME STATEMENT

MSEK	Q1 2004	Q1 2003	April 2003-March 2004	Full year 2003
Revenues	**6,365**	**6,509**	**25,989**	**26,133**
Cost of sales	-4,659	-4,757	-19,198	-19,296
Gross earnings	**1,706**	**1,752**	**6,791**	**6,837**
Operating expenses	-1,332	-1,332	-5,256	-5,256
Operating earnings (EBIT) [1]	**374**	**420**	**1,535**	**1,581**
Financial items, net	-48	-57	-42	-51
Earnings before tax (EBT)	**326**	**363**	**1,493**	**1,530**
Taxes [2]	-221	-209	-53	-41
Minority Interest	-17	-16	-68	-67
Net income	**88**	**138**	**1,372**	**1,422**
1) Earnings before depreciation and amortization (EBITDA)	1,037	1,106	4,265	4,334
2) Including a nonrecurring reversal of tax provisions			894	894
Amortization, goodwill	-208	-244	-875	-911
Depreciation, other assets	-455	-442	-1,855	-1,842
	-663	-686	-2,730	-2,753

Earnings per share before and after dilution (SEK)	0.26	0.40	3.98[3]	4.13[3]
Goodwill amortization per share (SEK)	-0.60	-0.71	-2.54	-2.64
Earnings per share pre goodwill amortization (SEK)	0.86	1.11	6.52[3]	6.77[3]

3) Including nonrecurring tax gain, MSEK 894, SEK 2.59 per share

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

Exchange rates

	Closing rate		**Average rate**					
	2004	2003	**2004**	2003				
(SEK)	**Q1**	**Q1**	**Q1**	Q1	Q2	Q3	Q4	YTD
USD-rate	7.57	8.50	7.35	8.56	8.08	8.13	7.59	8.09
EUR-rate	9.26	9.26	9.18	9.18	9.14	9.17	8.99	9.12

GAMBRO

April 23, 2004

QUARTERLY DATA PER SEGMENT

	2004	2003				
MSEK	Q1	Q 1	Q 2	Q 3	Q 4	Total
Revenues						
Gambro Healthcare	3,747	3,942	3,869	4,052	3,838	15,701
Gambro Renal Products	2,448	2,435	2,536	2,435	2,505	9,911
Gambro BCT	457	449	440	444	451	1,784
Intra-group	-287	-317	-318	-330	-298	-1,263
Total Revenues	**6,365**	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**
Operating earnings - before depr. (EBITDA)						
Gambro Healthcare	597	611	600	668	641	2,520
Gambro Renal Products	364[3)]	465	475	434	323[2)]	1,697
Gambro BCT	158	111	111	117	103	442
Other	-82	-81	-86	-71	-87	-325
Total operating earnings - before depr. (EBITDA)	**1,037**	**1,106**	**1,100**	**1,148**	**980**	**4,334**
margin %	**16.3%**	**17.0%**	**16.9%**	**17.4%**	**15.1%**	**16.6%**
Depreciation and amortization						
Gambro Healthcare	-365	-393	-377	-400	-372	-1,542
Gambro Renal Products	-250	-241	-231	-237	-301[2)]	-1,010
Gambro BCT	-43	-47	-45	-46	-43	-181
Other	-5	-5	-5	-5	-5	-20
Total depreciation and amortization	**-663**	**-686**	**-658**	**-688**	**-721**	**-2,753**
Operating earnings - after depr. (EBIT)						
Gambro Healthcare	232	218	223	268	269	978
Gambro Renal Products	114[3)]	224	244	197	22[2)]	687
Gambro BCT	115	64	66	71	60	261
Other	-87	-86	-91	-76	-92	-345
Total operating earnings - after depr. (EBIT)	**374**	**420**	**442**	**460**	**259**	**1,581**
margin %	**5.9%**	**6.4%**	**6.8%**	**7.0%**	**4.0%**	**6.0%**
Financial net						
Interest net	-46	-64	-39	-50	-59	-212
Other financial items	-2	7	90[1)]	42	22	161
Financial net	**-48**	**-57**	**51**	**-8**	**-37**	**-51**
Earnings before tax (EBT)	**326**	**363**	**493**	**452**	**222**	**1,530**

1) Including MSEK 80 in positive effects from transactions to lock in long-term interest rates, which resulted in realized interest rates differentials as well as currency gains.
2) EBITDA includes MSEK 65 in one-off costs related to the closure of two plants and other improvement costs MSEK 70 in one-off costs for patent issues and bad debts and related costs in Brazil. In addition EBIT includes MSEK 55 in write-off (depreciation) related to the closure of the two plants.
3) EBITDA and EBIT includes MSEK 101 in one-off costs related to the closure of two plants.

GAMBRO®

April 23, 2004

QUARTERLY DATA PER SEGMENT (cont.)

MSEK	2004 Q1	2003 Q 1	Q 2	Q 3	Q 4	Total
Assets						
Gambro Healthcare	17,128	19,061	18,171	17,376	16,652	
Gambro Renal Products	11,518	11,681	11,951	11,449	11,198	
Gambro BCT	1,498	1,464	1,440	1,389	1,409	
Eliminations	-191	-211	-212	-220	-199	
Total segment assets	**29,953**	**31,995**	**31,350**	**29,994**	**29,060**	
Other	735	559	728	714	1,427	
Shares and participations	125	107	112	131	127	
Deferred and current tax assets	1,294	1,429	1,251	1,209	1,448	
Liquid assets	671	690	621	442	482	
Interest bearing receivables	1,236[2)]	979[2)]	681[2)]	1,121[2)]	1,568[2)]	
Total assets	**34,014**	**35,759**	**34,743**	**33,611**	**34,112**	
Liabilities						
Gambro Healthcare	1,706	1,771	1,658	1,727	1,633	
Gambro Renal Products	2,292	2,144	2,211	2,000	2,611	
Gambro BCT	172	162	159	174	211	
Eliminations	-191	-211	-212	-220	-199	
Total segment liabilities	**3,979**	**3,866**	**3,816**	**3,681**	**4,256**	
Other[1)]	787	801	942	798	761	
Shareholders' equity[1)]	20,134	19,476	19,124	19,016	19,756	
Minority interests	157	153	154	151	143	
Provisions for taxes and tax liabilities	1,263	1,788	1,773	1,825	1,345	
Interest bearing liabilities incl. Pensions	7,694	9,675	8,934	8,140	7,851	
Total shareholders' equity and liabilities	**34,014**	**35,759**	**34,743**	**33,611**	**34,112**	
Investments gross						
Gambro Healthcare	112	194	224	298	304	1,020
Gambro Renal Products	187	271	289	264	310	1,134
Gambro BCT	57	58	57	69	98	282
Total investments gross	**356**	**523**	**570**	**631**	**712**	**2,436**
Revenues by market						
Europe, Africa and Middle East	1,998	1,922	2,041	1,893	1,996	7,852
United States	3,868	4,102	3,980	4,181	3,955	16,218
Americas (excl. USA), Asia and Pacific	499	485	506	527	545	2,063
Total	**6,365**	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**
Assets by market						
Europe, Africa and Middle East	11,363	11,349	11,542	11,112	11,213	
United States	16,561	18,585	17,731	16,831	15,962	
Americas (excl. USA), Asia and Pacific	2,029	2,061	2,077	2,051	1,885	
Total segment assets	**29,953**	**31,995**	**31,350**	**29,994**	**29,060**	
Investments gross by market						
Europe, Africa and Middle East	178	239	264	342	422	1,267
United States	136	239	239	239	239	956
Americas (excl. USA), Asia and Pacific	42	45	67	50	51	213
Total investments gross	**356**	**523**	**570**	**631**	**712**	**2,436**
1) Prior periods restated for equity swaps. Liabilities have increased and shareholders equity decreased		353	177	160		

2) Incl. effects of a currency forward contract (transaction made in Q4/02) to lock in favorable interest rates differentials. The forward contract, recorded as interest bearing receivables, amounts to (MSEK): 04/Q1: 887; 03/Q4: 1,279; 03/Q3: 840, 03/Q2: 400, 03/Q1: 705

GAMBRO

April 23, 2004

GAMBRO GROUP BALANCE SHEET

MSEK	March 31 2004	March 31 2003	December 31 2003
ASSETS			
Fixed assets			
Intangible assets [1]	11,992	14,103	11,673
Tangible assets	7,976	8,099	7,868
Shares and participations	125	107	127
Long-term receivables	2,535	2,716	3,014
Total fixed assets	**22,628**	**25,025**	**22,682**
Current assets			
Inventories	2,572	2,606	2,349
Trade receivables	6,220	5,925	6,096
Other current receivables	1,923	1,513	2,503
Liquid assets	671	690	482
Total current assets	**11,386**	**10,734**	**11,430**
TOTAL ASSETS	**34,014**	**35,759**	**34,112**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity [2]	20,134	19,476[3]	19,756
Minority interests	157	153	143
Provisions	2,048	2,943[3]	2,094
Long-term interest bearing liabilities	4,057	6,884	4,299
Current liabilities	7,618	6,303	7,820
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**34,014**	**35,759**	**34,112**
NET DEBT	5,787	8,006	5,801

	March 31 2004	March 31 2003	December 31 2003
1) Of which goodwill	10,946	13,124	10,702

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

Shareholders' equity:

	March 31 2004	March 31 2003	December 31 2003
Reported opening balance	19,756	19,839	19,839
Changed accounting principles	-19	-205	-205
Adjusted opening balance	19,737	19,634	19,634
Net income	88	138	1,422
Translation difference	343	-148	-1,045
Change in provision for equity swaps	-34	-148	124
Dividend			-379
Closing balance	20,134	19,476	19,756

GAMBRO®

April 23, 2004

CASH FLOW STATEMENT

MSEK	Q1 2004	Q1 2003	Full year 2003
Operating activities			
Earnings before tax	326	363	1,530
Adjustment for non-cash items			
Depreciation, amortizations and write-downs	663	686	2,753
Provisions	18	33	65
Unrealized interests and exchange gains/losses	-44	140	-147
Capital gains/losses	0	0	-43
Undistributed earnings in associated companies	0	0	2
Income taxes paid	-129	-101	-524
Cash flow from current operations before changes in operating capital	834	1,121	3,636
Changes in operating capital:			
Inventories	-148	-85	9
Receivables	608	-385	-690
Liabilities	-448	-231	697
Cash flow from operating activities	846	420	3,652
Investment activities			
Investments in financial fixed assets	-8	-18	-32
Disposals of financial fixed assets	5	0	80
Investments in intangible fixed assets	-73	-88	-349
Disposals of intangible fixed assets	0	6	43
Investments in tangible fixed assets	-275	-417	-2,055
Disposals of tangible fixed assets	7	16	100
Cash flow from investment activities	-344	-501	-2,213
Financing activities			
Change in loans	-326	213	-1,102
Dividend paid	0	0	-379
Cash flow from financing activities	-326	213	-1,481
Cash flow this period	176	132	-42
Liquid assets, opening balance	482	563	563
Currency effect in liquid assets	13	-5	-39
Liquid assets at closing balance	671	690	482

Reconciliation between cash flow statement and operating cash flow

Cash flow from operating activities	846	420	3,652
Add back: Provisions and unrealized exchange gains/losses etc	27	-173	76
Add back: Income taxes paid	129	101	524
Add back: Change in operating capital	-12	701	-16
Change in operating working capital	-552	-320	-266
Cash flow from investment activities	-344	-501	-2,213
Add back: Acquisitions/divestitures net	6	53	-3
Operating cash flow	**100**	**281**	**1,754**

GAMBRO

April 23, 2004

FIVE-YEAR SUMMARY

MSEK	Q1 2004	Q1 2003[3]	2003[4]	2002[3,4]	2001[4]	2000[4]	1999[4]
Income statement							
Revenues	6,365	6,509	26,133	27,574	26,720	22,245	19,743
Earnings before interest, taxes depreciation and amortization (EBITDA)	1,037	1,106	4,334	4,501	3,305	3,983	4,313
EBITDA margin, %	16.3	17.0	16.6	16.3	12.4	17.9	21.8
Earnings before interest and taxes (EBIT)	374	420	1,581	1,594	281	204	2,304
EBIT margin, %	5.9	6.4	6.0	5.8	1.1	0.9	11.7
Earnings before tax (EBT)	326	363	1,530	1,063	-193	-527	1,893
Net income	88	138	1,422	612	-422	982	1,605
Balance sheet							
Total assets	34,014	35,759	34,112	36,019	40,151	36,664	33,920
Net debt	5,787	8,006	5,801	8,369	9,434	7,275	4,632
Shareholders' equity	20,134	19,476	19,756	19,634	22,571	21,897	19,655
Cash flow analysis							
Investments in fixed assets, net	-337	-448	-2,259	-2,994	-2,465	-1,741	-1,529
Operating cash flow [1]	100	281	1,754	1,540	-11[2]	1,103	2,048
Change in net debt	14	363	2,568	1,065	-2,159	-2,643	-2,390
Key ratios							
Return on shareholders' equity, %	1.8	2.8	7.2	2.9	-1.9	4.7	8.6
Return on total capital, %	5.1	5.0	5.8	4.6	1.6	0.9	7.4
Return on capital employed, %	6.2	6.1	7.1	5.6	2.0	1.2	10.8
Interest coverage ratio	4.0	5.4	4.1	2.6	0.8	0.4	4.1
Solidity (equity/assets ratio), %	60	55	58	55	57	60	59
Per share data							
Earnings per share, SEK	0.26	0.40	4.13	1.78	-1.22	2.85	4.66
Operating cash flow per share, SEK[1]	0.29	0.82	5.09	4.47	-0.03[2]	3.20	5.94
Shareholders' equity per share, SEK	58	57	57	57	65	64	57
Net asset value per share, SEK	58	57	57	57	65	64	57
Dividend per share, SEK	-	-	1.10	1.10	1.10	1.10	1.10
Total return, Gambro share, %	-5.0	-26.9	26.2	-24.9	-0.5	-10.7	-11.0
Direct yield, %	-	-	1.8	2.3	1.7	1.6	1.4
Market value/net profit (p/e-ratio)	55	22	14	27	neg	23	17
Market value/shareholders equity	97	63	104	83	100	102	135
Average and total number of shares outstanding 344,653,288 for all periods							
Statistical data							
Average number of employees	21,211	21,149	21,273	20,804	19,534	17,999	17,354
Wages, salaries and remuneration, incl. social security contribution	2,281	2,265	8,961	9,406	9,122	7,191	6,265

1) Cash flow before acquisitions and taxes

2) Exclusive capital gain on sale of Thoratec shares.

3) Restated to reflect changed accounting principles for equity swaps

4) The accounting principles have been changed but the historical values have not been re-calculated.

GAMBRO

April 23, 2004

FINANCIAL DEFINITIONS

Net debt: Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including plan assets and liquid funds.

Return on shareholders' equity: Net income expressed as a percentage of average shareholders' equity.

Return on total assets: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percent age of average total assets, less non interest bearing operating liabilities, including deferred tax liabilities.

Interest coverage ratio: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

GAMBRO MEDICAL OUTCOMES

		2004	2003			
Kt/V		**Q1**	Q4	Q3	Q2	Q1
Europe	Kt/V average	1.48	1.49	1.47	1.46	1.45
	Kt/V ≥1.2 (%)	89	88	86	87	86
U.S.	Kt/V average	1.50	1.52	1.50	1.49	1.49
	Kt/V ≥1.2 (%)	89	90	89	88	89

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

	2004	2003			
Hemoglobin ≥11g/dl, %	**Q1**	Q4	Q3	Q2	Q1
Europe	74	74	71	71	70
U.S.	82	81	80	81	80

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

	2004	2003			
Albumin ≥3.5 g/dl, %	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Europe	90	89	90	89	88
U.S.	77	77	77	78	77

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Above data is only including hemodialysis patients (not peritoneal dialysis patients).

File No 82-34731

GAMBRO®

PRESS RELEASE
April 29, 2004

Gambro BCT purchases UK sterile solutions manufacturer

Gambro today announced that its wholly owned subsidiary, Gambro BCT, Inc., is intending to acquire the assets of Ivex Pharmaceuticals Limited (Ivex), a subsidiary of Galen Holdings plc. Ivex develops and manufactures sterile solutions for the pharmaceutical and medical device industry, in its US Food and Drug Administration approved manufacturing facility.

Ivex is expected to be incorporated into the Gambro BCT business as of May 2004 and the consideration will be approximately £2.5M plus inventories.

Ivex, in business for 25 years, has manufactured ACD-A anticoagulant and AS-3 red cell storage solution for Gambro BCT for four years. ACD-A is used for anticoagulation of blood collected on the Trima® Automated Blood Collection and the Spectra™ Apheresis Systems. AS-3 solution is used to store red blood cells collected using the Trima and other automated collection systems. This acquisition will ensure that Gambro BCT can provide these important solutions to blood banks, increase the company's revenue, as well as directly gain further core capabilities in the development and manufacturing of sterile solutions. The superior R&D and Operations capabilities of Ivex will also support Gambro BCT's future solution needs for automated whole blood processing and pathogen reduction technology in blood banks.

Ivex Pharmaceutical's sales for 2003 were £7.6M. Revenue consists largely of contract sterile solutions manufacturing, with the remainder of its business comprising manufacturing hospital and veterinary solutions for UK customers. Ivex is located in Larne, Northern Ireland and has approximately 100 employees.

About Gambro BCT

Gambro BCT, Inc., headquartered in Lakewood, Colorado, is a world leader in blood bank technologies, automated blood collection and processing, pathogen reduction techniques, and value added blood and cell based therapeutic services.

For further information please contact:
David Perez, President Gambro BCT, tel. +1 303 232 68 00
Steve Urdahl, Vice President, Whole Blood Processes, tel. +1 303 232 68 00
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,100 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30